Exhibit 99.1

PRESS RELEASE

AerCap Completes Sale of 20% Stake to Waha Capital in Exchange for Certain Aircraft Leasing Assets and $105 Million in Cash

Amsterdam, The Netherlands; November 11, 2010 — AerCap Holdings N.V. (“AerCap”, NYSE: AER) announced that today it has completed the transaction with Abu Dhabi-based investment holding company Waha Capital PJSC (“Waha”, ADX: WAHA), which was previously announced on October 25, 2010. As part of this transaction, AerCap has sold a 20 % stake in the company by issuing approximately 29.8 million new shares to Waha today. In exchange, AerCap has received $105 million in cash, Waha’s 50% interest in the joint venture company AerVenture and a 40% interest in Waha’s own 16-aircraft portfolio.

About AerCap

AerCap is the world’s leading independent aircraft leasing company. AerCap also provides engine leasing, aircraft management services, aircraft maintenance, repair and overhaul services and aircraft disassemblies. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, China, Singapore and the United Kingdom.

About Waha Capital

Waha Capital is a leading Abu Dhabi Securities Exchange-listed and Abu Dhabi-based diversified investment holding company. Waha Capital’s strategy is to drive multi-sector business growth and diversification through acquisitions, joint ventures and creation of new business. Its current business portfolio includes big-ticket leasing, financial services, maritime, oil and gas, and real estate development. Waha Capital’s main institutional shareholder is Mubadala Development Company.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

AerCap

Contact for Media: Frauke Oberdieck +31 20 655 9616 foberdieck@aercap.com	Contact for Investors: Peter Wortel +31 20 655 9658 pwortel@aercap.com